December 19, 2014

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Anne Nguyen Parker, Assistant Director
Justin Dobbie, Legal Branch Chief
J. Nolan McWilliams, Attorney-Adviser
Loan Lauren P. Nguyen, Special Counsel
Kristin Shifflett, Accountant
David Humphrey, Accounting Branch Chief

	Re:	Fantex, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed November 21, 2014 File No. 333-198986

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on September 26, 2014 (as amended, the “Registration Statement”). For your convenience, we are also providing a courtesy package that includes ten copies of Amendment No. 2, all of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received on December 10, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Prospectus Cover Page

1.                          Given your disclosure on page 185 that Axiom Capital Management, Inc. is not an underwriter in this offering, please tell us why you have identified Axiom as an underwriter on the prospectus cover pages.

Response:                                         In response to the Staff’s comment, the Company has revised the cover page of the prospectus to clarify that Axiom’s primary role is as a “Referral Agent.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 100

Nine Months Ended September 30, 2013 and 2014 (unaudited), page 102

2.                          Please revise your discussion of your income for the nine months ended September 30, 2014 to separately disclose the amounts of the declines in the fair values of the brand contracts with EJ Manuel and Vernon Davis that resulted from the reductions in estimates of the amount of endorsement income that you will realize from the brand contract with EJ Manuel and from changes in the timing of endorsement income that you will receive from the brand contract with Vernon Davis. Also, please explain in MD&A what changes in facts or circumstances resulted in the reduction in estimates of endorsement income that you will realize from the brand contract with EJ Manuel.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 102.

Liquidity and Capital Resources, page 104

3.                          We note your disclosure on page 124 that you intend to pay quarterly cash dividends out of available cash for each tracking stock. Please revise your disclosure to discuss the impact on your liquidity due to these anticipated future dividend payments.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 23, 94 and 124.

Critical Accounting Policies, page 106

Other Brand Contracts, at Estimated Fair Value, page 117

4.                          Please revise your disclosures in your critical accounting policies section to present a table for each brand contract showing the three categories of potential brand income, with the initial income estimates for each category and the revised income estimates. The table should include an explanation of the changes between periods, a discussion of how these changes relate to the realized and unrealized gains and losses on the brand contracts and the material assumptions used in preparing such tabular disclosures. Please also revise your periodic reports to include the requested disclosures.

Response:                                         The Company respectfully advises the Staff that it believes the current disclosures concerning the fair value of its brand contracts with Mohamed Sanu, Vernon Davis and EJ Manuel provide the information relevant to an investor in Fantex Series Alshon Jeffery to understand the impact of those brand contracts to the overall financial condition of the Company. The Company does not believe that the detailed disclosure of the three categories of potential brand income (the “ABC Disclosures”) for the Company’s brand contracts with Mohamed Sanu, Vernon Davis and EJ Manuel, and their respective affiliates, provides meaningful incremental information  to potential investors in Fantex Series Alshon Jeffery, and  the Company believes that including such disclosure would run the risk of causing information overload, making it more difficult for investors in Fantex Series Alshon Jeffery to focus on the disclosures that the Company believes are most useful to their investment decision for the specific tracking stock being offered.

The Company acknowledges that the value of an investment in Fantex Series Alshon Jeffery may be subject to the general economic condition of the Company as a whole, and, as it relates to its brand contracts associated with its other series of tracking stock, believes the disclosures concerning the fair values of its other brand contracts provide sufficient, relevant information for that purpose. The Company does not believe, that the detailed ABC Disclosures for other tracking stocks that are not subject to the particular offering would enhance an investor’s understanding of the general economic condition of the Company.

The Company has publicly disclosed its intention to review its available cash for each tracking stock at the end of each fiscal quarter, and to pay cash dividends on a quarterly basis equal to an amount in excess of 20% of the “available dividend amount” for such series of tracking stock at that time (provided that such dividend is not expected to have a material impact on the Company’s liquidity or capital resources). Thus, the Company intends to pay a substantial portion of its cash receipts to the holders of the applicable tracking stock, rather than to retain those cash flows. Therefore, the Company does not believe that it is meaningful at this time for an investor in one tracking stock to understand, at the level of detail contained in the ABC Disclosures, the possibility of cash flows for another tracking stock being either greater than or less than the Company’s estimates, since that deeper understanding is most relevant to assessing the possibility of dividends being paid on that tracking stock, rather than to understanding the health of the Company’s balance sheet.

The Company acknowledges that the non-payment by the contract party of any of the other brand contracts would, under certain circumstances, be treated as a general expense of the Company and attributed proportionately across all of the Company’s tracking stocks. In this case it would be relevant for an investor in one tracking stock to understand the magnitude of possible brand income for other tracking stocks so that such an investor would understand the potential for some income to be re-attributed in the event of a bankruptcy event of another contract party. In the Company’s view, investors in Fantex Series Alshon Jeffery will be best able to assess this downside risk by understanding at the top level the Company’s current estimates of the aggregate fair value of each of the other brand contracts and any trends in the Company’s estimates of the fair value of such other brand contracts, which information is currently disclosed in the Registration Statement.

Furthermore, as alluded to above, the Company believes that, as the number of its tracking stocks has increased over time, the continued inclusion in the Registration Statement of the ABC Disclosures for each of the Company’s other brand contracts will likely cause confusion among investors in Fantex Series Alshon Jeffery by making it difficult for such investors to readily identify the material factors that contribute to the value of an investment in Fantex Series Alshon Jeffery.

The Company also notes that it has in the past filed, and in the future intends to continue to file, as Exhibit 99 to its periodic reports, unaudited summary financial information, including balance sheet, statement of operations and cash flow information, for each of its tracking stocks, as well as an explanation of the methods used in attributing the information to such tracking stocks. Such disclosures have in the past included, and the Company intends to continue to include in the future, comparative financial information for each tracking stock, together with a discussion and analysis of that information that describes the reasons for changes between periods and other developments or events material to the performance of each tracking stock. The Company intends to disclose in the future, in Exhibit 99 to its periodic reports under the Exchange Act, the ABC Disclosures with respect to its material brand contracts in substantially the format attached hereto as Exhibit A. Thus, the information requested by the Staff would be available for the Company’s material brand contracts in the Company’s Exchange Act reports, just not in the Registration Statement and prospectus relating to a specific offering of a tracking stock. The Company believes that such disclosures provide investors in its tracking stocks with adequate information to assess on an ongoing basis the value of, and the risks associated with, the tracking stocks as well as the Company’s general economic condition, while allowing investors in a particular offering to more readily identify the information that the Company believes is most meaningful for an investment decision in that particular offering.

Business, page 128

Other Brands, page 146

5.                          We note your tabular disclosure on page 145 regarding the aggregate compensation ranges under other included contracts for Alshon Jeffery. Please revise to include similar disclosure for each of the company’s other brand contracts.

Response:                                         The Company respectfully advises the Staff that it does not believe that the aggregate compensation ranges under other included contracts for the Company’s other brand contracts are material to investors in Fantex Series Alshon Jeffery. As noted above in response to Comment 4, the Company believes that disclosures regarding the other brand contracts are only material to an evaluation of an investment in Fantex Series Alshon Jeffery insofar as such disclosures enable investors in Fantex Series Alshon Jeffery to assess the risks that the other tracking stocks may pose to the general economic condition of the Company as a whole. Even if the aggregate compensation ranges under other included contracts for the other brand contracts might, under some theoretical circumstances, be material to an evaluation of an investment in Fantex Series Alshon Jeffery, the Company believes that the actual amounts payable to the Company’s contract parties under such other included contracts are not large enough, either individually or in the aggregate, to have a material effect on the residual assets of the Company, and hence on the value of an investment in Fantex Series Alshon Jeffery. The Company notes that currently the overwhelming majority of aggregate compensation under the contract parties’ included contracts derives from their respective NFL player contracts. For example, approximately 100% of the available brand income under

Mohamed Sanu’s included contracts, 93% of the available brand income under EJ Manuel’s included contracts for 2014 through 2016, and 94% of the available brand income under Vernon Davis’s included contracts for 2014 and 2015 derive from their respective NFL player contracts. As noted above in response to Comment 4, the Company also believes that, as the number of its tracking stocks has increased over time, the continued tabular disclosure of the aggregate compensation ranges under other included contracts for the other brand contracts will likely cause confusion among investors in the Company’s future tracking stocks by making it difficult for such investors to readily identify the material factors that contribute to the value of such tracking stocks.

Underwriting (Conflicts of Interest), page 184

6.                          With a view towards revised disclosure, please describe to us the advisory services that Axiom will provide to FBS.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 184.

Financial Statements

Note 5. Investment in Brand Contract, at Fair Value (unaudited), page F-18

7.                          We note from the discussion in your risk factors in the first paragraph on page 63 that on September 29, 2014, EJ Manuel was replaced as the starting quarterback for the Buffalo Bills. We also note your disclosure that if EJ Manuel has not had meaningful playing time as a starting quarterback prior to entering into his next NFL player contract, it may negatively impact EJ Manuel’s future ability to enter into another high-value multi-year NFL player contract that you have estimated he will enter into in connection with your valuation of his brand income, which could reduce the amount of ABI you will receive under the related brand contract. In addition, on page 102 you state that you have reduced your estimate of the amount of endorsement income you will realize from the EJ Manuel brand contract. Please tell us and revise your discussion in Note 5 to your financial statements, and in your critical accounting policies section within MD&A, to explain how these factors have been considered in your determination of the fair value of the EJ Manuel brand contract at September 30, 2014 and explain what impact these matters had on your valuation at September 30, 2014 in comparison to that at June 30, 2014. Refer to the disclosure requirements outlined in ASC 825-10-50-10.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page F-20.

8.                          Please tell us and revise Note 5 to explain the nature and timing of the facts or circumstances that resulted in your recognition of a realized loss aggregating $265,879 on the EJ Manuel brand contract during the period from when you funded this brand contract on July 25, 2014 through September 30, 2014.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page F-20.

Note 1. Basis of Presentation, page SR-AJ-4

9.                          We refer you to the last paragraph of your notes on page SR-AJ-4. It appears the second sentence in the paragraph is incomplete and does not continue onto the next page. Please revise to complete this disclosure.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page SR-AJ-4.

* * * * * *

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting Amendment No. 2 to the Company’s Registration Statement on Form S-1. Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:                                Fantex, Inc.

Deloitte & Touche, LLP

Fantex Brokerage Services, LLC

Stifel, Nicolaus & Company, Incorporated

Cooley LLP

EXHIBIT A

FORM OF ABC DISCLOSURES

The following tables show examples of the ABC Disclosures that Fantex intends to provide in Exhibit 99 to its future quarterly and annual reports.

Vernon Davis Brand	Balance April 28, 2014	Payments on	Increase in	Gain / (Loss)			Balance
Contract	(Acquisition Date)	Brand Contracts	Present Value	Unrealized	Realized	Transfers	September 30, 2014
Category A
NFL Contract	337,722	(348,320)	5,109	—	5,488	415,366	415,366
Endorsements	4,778	(4,831)	53	—	—	—	—
Category B
NFL Contract	869,932	(130,398)	121,587	(1,778)	—	(415,366)	443,976
Endorsements	35,121	(33,305)	24,051	(7,911)	(17,956)	41,673	41,673
Category C
NFL Contract	1,934,854	—	245,285	—	—	—	2,180,140
Endorsements	678,954	—	34,026	(157,997)	—	(41,673)	513,310
Post Career	138,639	—	20,750	—	—	—	159,389
Total	4,000,000	(516,854)	450,861	(167,687)	(12,468)	—	3,753,853

From April 28, 2014 (the inception of the brand contract with Vernon Davis) to September 30, 2014, the Company received payments from Vernon Davis of $516,854 with $478,718 associated with his NFL Contract and $38,136 associated with endorsement contracts.  As the projected future cash flows are realized and become closer to realization, the present value of the cash flows increased $450,861 with $371,981 associated with his NFL Contract and $78,880 associated with endorsement and post career contracts. The unrealized losses of $167,687 we primarily associated with the changing the timing of Category C endorsement contracts to future periods. The Company recorded a net loss on endorsement contracts projections for which the company no longer believes are realizable.  The gain recorded on the NFL contract was related primarily to funds received which exceeded our initial cash flow estimates. The transfers between categories are anticipated to occur over time as the certainty of payments increases and endorsement contracts are signed and performance occurs. A transfer in category may or may not result in a change in our estimated discount rate associated with the anticipated cash flow.

EJ Manuel Brand	Balance July 21, 2014	Payments on	Increase in	Gain / (Loss)			Balance
Contract	(Acquisition Date)	Brand Contracts	Present Value	Unrealized	Realized	Transfer	September 30, 2014
Category A
NFL Contract	330,125	(9,516)	11,026	(105)	—	—	331,529
Endorsements	7,391	(8,500)	1,109	—	—	—	—
Category B
NFL Contract	—	—	—	—	—	—	—
Endorsements	13,446	(898)	—	—	(12,547)	—	—
Category C
NFL Contract	3,616,729	—	359,691	—	—	—	3,976,420
Endorsements	985,417	—	83,375	—	(253,331)	—	815,461
Post Career	21,892	—	3,187	—	—	—	25,080
Total	4,975,000	(18,914)	458,387	(105)	(265,878)	—	5,148,490

From July 21, 2014 (the inception of the brand contract with EJ Manuel) to September 30, 2014, the Company received payments from EJ Manuel of $18,914 with $9,516 associated with his NFL Contract and $9,398 associated with endorsement contracts.  As the projected future cash flows are realized and become closer to realization, the present value of the cash flows increased $458,387 with $370,716 associated with his NFL Contract and $87,671 associated with endorsement and post career contracts. The Company recorded a net loss on endorsement contracts projections for which the company no longer believes are realizable of $265,878 .  The Company reduced the estimated near term endorsement income and reflects our estimates of the negative impact of EJ Manuel being replaced as the starting quarterback of the Buffalo Bills.